SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of April, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

MATERIAL EVENT NOTICE

Pursuant to CVM Instruction no. 358/02, management of VOTORANTIM CELULOSE E PAPEL S.A. (the “Company”) announces to the market that, in a meeting of the board of directors held on this date, the following persons were chosen as members of the Company’s temporary Special Independent Committee established pursuant to CVM Official Guidance no. 35/08: Messrs. José Luiz Osório, Mailson da Nóbrega and Rogério Werneck.

These members were elected with the sole purpose of (i) analyzing the conditions of the stock swap merger of Aracruz Celulose S.A. into the Company and (ii) submitting their recommendations to the Company’s board of directors, all in accordance with the guidelines set forth in CVM Official Guidance no. 35/08.

The chosen members for the Company’s Special Independent Committee are all independent, having recognized experience and technical skills, and are not members of the Company’s other management bodies.

São Paulo, April 14, 2009.

Votorantim Celulose e Papel S.A.
Paulo Prignolato
Investor Relations Officer

This notice is not an offer to sell securities in the United States.  Any offers to sell securities referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: April 14, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer